SANGRA MOLLER

B  a  r  r  i  s  t  e  r  s    &    S  o  l  i  c  i  t  o  r  s

1000 Cathedral Place 925 West Georgia Street Vancouver, British Columbia Canada V6C 3L2 Telephone: (604) 662-8808 Facsimile: (604) 669-8803 www.sangramoller.com	Reply Attention of H.S. Sangra Our File No.: 5000058 Direct Line: (604) 692-3022 Email: hsangra@sangramoller.com

June 1, 2005

VIA FACSIMILE AND COURIER

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W., Stop 4-5
Washington, D.C. 20549-0405

Attention:     H. Roger Schwall, Assistant Director

Dear Sirs/Mesdames:

Re:     Mercer International Inc. (the “Company”)

We act as counsel for the Company. We write in connection with the comment letter dated May 19, 2005 (the “Comment Letter”) from the Securities and Exchange Commission (the “Commission”) to the Company providing accounting comments on the Company’s Annual Report on Form 10-K for 2004 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2005. On behalf of the Company, we provide the following responses to your comments. For your ease of reference, we have set out below, in italics, the comments contained in the Comment Letter, with the Company’s responses following each comment.

Business

Raw Materials, page 14

1.	We note your disclosure on page 15 indicating your Stendal Mill operation engages in trading activities to sell or trade with others in order to optimize fiber mix for the mill. Tell us how you are accounting for these transactions. Quantify the effects of revenue and expense recognition for each period presented. Describe the manner of presentation.

During 2004, the Company was required to build up the fiber supply at its Stendal pulp mill in connection with its start up. Such fiber consisted primarily of logs acquired both through third party purchase agreements and the Company’s own harvesting activities, which resulted in the Company acquiring both pulp logs and sawlogs. Pulp logs are generally of lower quality and value and are “chipped” and used by the Stendal mill. Sawlogs have a higher quality and value and are resold primarily to sawmills for lumber production. The proceeds from the sale of sawlogs was applied to reduce the overall cost of the pulp log fiber supply. The monetary amount of sawlogs resold in 2004 was €5.0 million out of the total fiber cost for the Stendal mill of €42.0 million for such year. This activity does not represent a line of business or a commercial activity.

SANGRA MOLLER
June 1, 2005

Pulp Cash Production Costs, page 17

2.	We note you disclose various non-GAAP measures, including Pulp Cash Production Costs, Operating EBITDA, and consolidated results excluding derivative items relating to the Stendal Mill. As such, it appears you may need to revise your disclosure to provide the additional information required by Item 10(e)(1)(i) of Regulation S-K and Question 8 of the Frequently Asked Questions Regarding the use of Non-GAAP Financial Measures, located on our website at http://www.sec.gov/divisions/corpfin/faqs /nongaapfaq.htm. Please contact us regarding this matter if you require further clarification.

Management uses “Operating EBITDA” as a benchmark performance measure in evaluating the operating results of the Company as well as relative to its competitors. The Company discloses Operating EBITDA as management believes Operating EBITDA is the best measure of the underlying performance of its operations. The Company does not consider this to be a liquidity measure. Operating EBITDA is reconciled to net income because the Company considers it to be a performance measure. Operating EBITDA excludes a number of items that do not affect the performance of the Company’s operations, in particular, derivative instruments. The Company’s derivative instruments can dramatically alter its results for any period both from realized gains and losses and from unrealized marked to market gains and losses. For example, in the first quarter of 2004, the Company recorded a net non-cash holding loss of €22.4 million on the marked to market valuation of its derivatives at the end of the quarter. In the fourth quarter of 2004, the Company recorded a net gain of €13.2 million on these derivatives, including cash gains of €29.7 million upon the settlement of its currency derivatives. None of the realized cash or unrealized non-cash losses or gains on the Company’s derivative instruments are included in Operating EBITDA. In addition, depreciation and amortization and non-recurring capital asset impairment charges are also excluded from Operating EBITDA because these charges do not reflect fluctuations in operating activities. As a result, Operating EBITDA provides readers with a meaningful supplemental measure of the underlying performance of the Company’s mill operations. As Operating EBITDA may be considered a non-GAAP financial measure, the Company respectfully submits it has complied with Item 10(e)(1)(i) of Regulation S-K by presenting with equal prominence a reconciliation of net income (loss) to income (loss) from operations and Operating EBITDA for the specified periods and disclosing the reasons management believes that the presentation of Operating EBITDA provides useful information to investors, as well as its limitations, and that management only uses Operating EBITDA as a supplemental measure of the Company’s performance.

As the disclosure relating to the consolidated operating results excluding derivative items relating to the Stendal mill also may be considered a non-GAAP financial measure, the Company respectfully submits it has complied with Item 10(e)(1)(i) of Regulation S-K by presenting with equal prominence a reconciliation of net income (loss) to net income (loss) excluding derivative items relating to the Stendal mill and discussing the reasons management believes such disclosure provides useful information to investors, as well as its limitations. As the Stendal mill was under construction and non-operational, and given its extremely large size relative to the Company’s other facilities, management used this measure to evaluate the performance and results of its operating facilities. Management determined to exclude derivative instruments relating to the Stendal mill in making this evaluation as these derivative instruments could dramatically affect the Company’s results and, as the mill was still under construction, they were not considered part of the performance of the Company’s operating facilities. For example, in 2002, the Company recorded a non-cash holding loss on these Stendal derivatives of €30.1 million when

SANGRA MOLLER
June 1, 2005

they were marked to market at the end of the reporting period, compared to recording a net non-cash holding gain of €29.8 million in the second quarter of 2004. As construction of the Stendal mill was completed and the mill was started up in the third quarter of 2004, the Company no longer includes this disclosure in its quarterly and annual reports, beginning with the Quarterly Report on Form 10-Q for the third quarter of 2004.

The Company respectfully submits that its disclosure relating to pulp cash production costs do not constitute a “non-GAAP financial measure”, but rather are an operating or efficiency measure of its pulp mills. The Company does not, and submits readers would not, view pulp cash production costs as a financial measure as these costs exclude many items that would affect its results including, among other things, sales prices, transportation costs, depreciation and amortization, currency exchange rates, discounts, agents commissions and other related items. In particular, as NBSK pulp is a commodity product, the biggest factor affecting the Company’s operating results are NBSK pulp prices which are not considered in the disclosure relating to production costs. Management excludes depreciation and amortization from cash production costs as these vary widely from mill to mill and are a non-cash item.

The Company does not view pulp cash production costs as a measure of earnings, profitability or other related financial measure. The Company uses cash production costs as an operating or efficiency measure of the Company’s pulp mills and in comparison to its competitors. The Company respectfully submits that its utilization of cash production costs as an operating or efficiency measure is consistent with the examples of sales per square foot or same store sales set out in Commission Release 33-8176. Cash production costs provide an operating or efficiency measure of the Company’s pulp mills as they are impacted by, among other things, operating days in a reporting period, unplanned or planned downtime, total units produced in a particular period, upsets in the production process which can increase costs or slow production such as downtime on dryers or other equipment, improper chemical mixes, sub-optimal fiber diets, poor fiber quality, inefficient energy usage, failure to recapture and utilize chemicals and energy, unplanned discharges, etc. The lower the pulp cash production costs at the Company’s pulp mills, the more efficiently the mills are operating.

The Company respectfully submits that disclosure of production or manufacturing costs by producers is an operating or efficiency measure often used and provided by industry participants. For example, in its 2003 Form 20-F, Arauco and Constitution Pulp Inc., under “Description of Business – Pulp – Production Costs”, in a table similar to the pulp cash production costs table used by the Company, sets out a comparison of its production cash costs with the average costs of other selected market pulp producers. Certain other industry participants which also provide disclosure consistent with cash production or manufacturing costs are set our in Schedule A hereto. Production or manufacturing costs are also generally reported in industry reports by industry consultants and analysts. For example, industry engineering firms, such as Jaakko Poyry Consulting and NLK Jaakko Poyry, publish reports relating to the pulp and paper industry which benchmark the production or manufacturing costs of mills, including NBSK pulp mills, on a worldwide basis and ranks these mills based on such costs. PricewaterhouseCoopers also publishes similar reports on British Columbia NBSK pulp mills, including the Company’s Celgar pulp mill.

SANGRA MOLLER
June 1, 2005

Report of Independent Registered Chartered Accountants, page 82

3.	We note your audit report was signed by the Deloitte & Touche, LLP office based in Vancouver, Canada. Please tell us how you concluded that it is appropriate to have an audit report issued by an auditor licensed in Canada, given that the majority of your assets are located in Germany; the majority of your revenues are derived from Europe; and your corporate offices are located in the United States. Indicate whether your management and accounting records are located in the United States or Canada; identify the location where the majority of the audit work is conducted.

As of December 31, 2004, all of the Company’s operating entities were based in Germany, with no operating entities in the United States. With the acquisition of the Celgar pulp mill in February 2005, the Company now has operating entities based in Germany and Canada. In addition to offices at each of the operating entities, the Company maintains its corporate administration office in Vancouver, Canada and maintains its legal head office in Seattle, Washington.

The Company’s executive officers are located in Germany and Vancouver. The Principal Accounting Officer maintains his office in Vancouver as do corporate accounting personnel. The Company views Vancouver as an appropriate base for its international operations.

The audit work is planned and coordinated from Vancouver with the majority of the audit work being performed by Deloitte & Touche’s German firm at the Company’s operating entities as appropriate. The Company places reliance upon the Vancouver based auditor’s contacts with the Deloitte & Touche German firm’s practice offices in Berlin and Leipzig and the U.S. firm’s national accounting office located in Wilton, Connecticut.

To the Company’s knowledge, Deloitte & Touche’s Vancouver office is subject to the same quality controls as described in Section IV.C of the Staff’s November 1, 2004 International Reporting and Disclosure Issues publication. Deloitte & Touche LLP Canada is registered with the Public Company Accounting Oversight Board in the United States.

Given the Company’s structure as set out above and the Vancouver auditor’s use of German and U.S. accounting and auditing resources as appropriate, the Company determined that the auditor’s location in Vancouver is appropriate.

Consolidated Statements of Cash Flows, page 88

4.	We note that although you have received investment grants from the German Government, you have not reflected the cash flows arising from these grants in your Statement of Cash Flows. Tell us why you believe your Statement of Cash Flows should not include the receipt of grants as a financing activity, and the disbursements as an increase in the purchases of property plant and equipment. Identify the authoritative guidance you believe supports your presentation of the investment grant cash flows.

As you have pointed out in the Comment Letter, the Company has not reflected investment grants as a financing activity within its Statement of Cash Flows. These investment grants are not available in advance and capital expenditures relating to these grants are initially financed through long-term debt and bridge financing. The Company is eligible to apply for these grants when the related capital

SANGRA MOLLER
June 1, 2005

expenditures are made, which offset the cost basis of the related assets purchased. The Company presented these grants on a net basis to allow readers to assess the true cash cost to the Company of the assets purchased.

This presentation has been reconsidered and the Company has determined that reflecting the cash flows arising from these grants in the Statement of Cash Flows would be preferable to current practice, although the change would not be considered material as per SAB 99. The Company proposes to amend this presentation in all future periodic reports.

Note 1 — The Company and Summary of Significant Accounting Policies, page 89

Property, Plant and Equipment

5.	Please expand your disclosure to clarify whether you have recorded asset retirement obligations in your financial statements. Please provide the disclosures required by paragraph 22 of SFAS 143. If you believe the information is not material, you may submit this on a supplemental basis for purposes of this review. Indicate the extent to which costs relating to landfills are covered by your asset retirement obligations.

Paragraph 22 of SFAS 143 provides that, if the fair value of an asset retirement obligation cannot be reasonably estimated, the fact and the reasons therefor shall be disclosed. The third paragraph under “Property, Plant and Equipment” in Note 1 of the notes to the Company’s financial statement states that the Company provides for asset retirement obligations when their fair value can be reasonably estimated and that, due to the long-term nature of the underlying assets and discount rates, an amount relating to these asset retirement obligations cannot be reliably estimated. The Company respectfully submits that, based on the disclosure provided, it would be reasonably apparent to a reader that the Company did not provide for asset retirement obligations in the financial statements included in its 2004 Form 10-K.

As at December 31, 2004, the Company’s Rosenthal mill was the only facility that used a landfill. There is no asset retirement obligation associated with the landfill, but usage fees are accrued at statutory rates as the landfill is filled. These accruals will total the Company’s total obligations once the landfill is filled in the future. If nothing else was put into the landfill today, the Company would have no further obligation.

Note 6 — Property, Plant and Equipment, page 96

6.	Tell us whether the financial statement impact of your change in useful life of your Rosenthal mill represents the reduced depreciation expense for only the six-month period ended December 31, 2004, or if your adjustment also includes a reversal of amounts expensed prior to July 1, 2004.

The change in the estimate relating to the useful life of the Rosenthal mill represents the reduced depreciation expense for only the six-month period ended December 31, 2004. The second paragraph under this note states that this change was reflected in the financial statements of the Company effective July 1, 2004.

SANGRA MOLLER
June 1, 2005

As requested in the Comment Letter, we enclose herewith a letter from the Company acknowledging that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing to be in order but, if you have any questions or concerns, please do not hesitate to contact the undersigned.

Yours truly,

SANGRA, MOLLER

/s/ H.S. Sangra
Per:
          H.S. Sangra
HSS/KL/cl

cc.	Mercer International Inc.
Attention: David M. Gandossi

Securities and Exchange Commission, Stop 4-5
Attention: Kevin Stertzel

Securities and Exchange Commission, Stop 4-5
Attention: Karl Hiller

Deloitte & Touche LLP
Attention: Dan Rollins and Gregg Orr

SCHEDULE A

Production or Manufacturing Costs Disclosure

Company	Document	Section	Disclosure

Aracruz Cellulose	2003 Form 20-F	2003 Operating Results	Lower production costs per ton and higher cash production costs per ton in 2003 compared to 2002 and the reasons for the increase.

Bowater Incorporated	2004 Form 10-K	2004 Operating Results	Higher manufacturing costs in 2004 due to high recycled fiber, labor and repair materials and wood costs.

Badger Paper Mills	2004 Form 10-K	2004 Operating Results	Increased electricity and natural gas costs, and increased purchased pulp and chemical costs in 2004.

Tembec Inc.	2004 Form 40-F	2004 Operating Results for Pulp	Increase in average delivered cash costs and cash costs per tonne primarily due to higher fiber costs.

Buckeye Technologies	2004 Form 10-K	2004 Operating Results	High manufacturing costs and reduced production due to maintenance work, start up of new equipment, production processes and labor costs.

Pope & Talbot	2004 Form 10-K	Overview of Results — Cost Management	Lower man hours per tonne of pulp, offset by higher fiber costs in its pulp operations. Increased production per man hour in its wood products operations offset by higher plant production and freight costs and other costs.

MERCER INTERNATIONAL INC.
Suite 2840, 650 West Georgia Street
Vancouver, B.C. V6B 4N8
Tel: (604) 684-1099
Fax: (604) 684-1094

VIA FACSIMILE AND COURIER

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W., Stop 4-5
Washington, D.C. 20549-0405

Attention:     H. Roger Schwall, Assistant Director

Dear Sirs/Mesdames:

Re:	Mercer International Inc. (the “Company”)
Your File No. 0-09409

As requested in your letter of May 19, 2005, under cover of which you provided accounting comments on the Company’s Annual Report on Form 10-K for 2004 and Quarterly Report on Form 10-Q for the first quarter of 2005, the Company hereby acknowledges that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust you will find the foregoing to be in order but, if you have any questions or concerns, please do not hesitate to contact the undersigned.

Yours truly,

MERCER INTERNATIONAL INC.

/s/ David Gandossi
Per:
          David Gandossi
          Secretary, Executive Vice-President and
          Chief Financial Officer